SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WEB  WWW. SRFF.COM

March 27, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Martin F. James
     Kate Tillan
     Mail Stop 6010

Re:	Cardima, Inc. (the “Company”)
Form 10-KSB and Amendment No. 1 thereto
for the fiscal year ended December 31,2006
Form 10-QSB for the Quarterly Periods Ended
June 30 and September 30, 2007
File No. 000-22419

Dear Mr. James:

By letter dated January 30, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the above referenced Company filings. Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Financial Statements, page F-1

Note 11: Stock Based Compensation, page F-18

1.           Your proposed revised disclosure in response to prior comment 9 does not provide all of the required information. For example, it does not include the aggregate intrinsic value of your fully vested options and exercisable options as of the latest balance sheet date as required by paragraph A240d. Please revise the note in future filings to disclose all of the information required by paragraphs A240(d)(l), (d)(2), (e)(2) and (h) of SFAS 123R.

The Company advises the Staff that it intends to make full disclose in all its periodic filings beginning with its Form 10-KSB for the year ended December 31, 2007 as required by paragraph 240d of SFAS 123R including, but not limited to:

•	For fully vested share options and share options expected to vest at the date of the latest statement of financial position:

o	The number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding; and
o	The number, weighted-average exercise price , aggregate intrinsic value , and weighted-average remaining contractual term of options and preferred shares currently exercisable and convertible.

•	A description of the significant assumptions used during the year to estimate the fair value of share-based compensation awards, including:

o
Expected term of share options and similar instruments, including  a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value  of the instrument;

o	Expected volatility of the entity’s shares and the method used to estimate it;
o	Expected dividends;
o	Risk-free rate or range of rates used;
o	Any discount for post-vesting restrictions and the method for estimating it; and
o	As of the latest balance sheet only, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Exhibit 31,1 - Certifications

2.           Please refer to prior comment 10. We noted that the certifications required by Exchange Act Rule 13a-l4(a) included in your Form l0-QSB for the quarterly period ended September 30, 2007 continued to include the title of the certifying individual at the beginning of the certification, As previously requested, please revise the certifications in future filings to remove the individual’s title when identifying the certifying individual at the beginning of the certification.

The Company advises the Staff that it will in all future filings, beginning with the Form 10-KSB for the year ended December 31, 2007, remove the title of the certifying individual from the beginning of the certification.

Form l0-QSB for the Quarterly Period Ended June 30, 2007

Financial Statements, page 3

Statements of Operations, page 4

3.           Please tell us why the shares used in computing both basic and fully diluted earnings per share for the three months ended June 30, 2097 are the same.  Tell us why the fully diluted amount does not include any common stock equivalents or correct the amounts in the amended 10-QSB you intend to file.

The Company advises the Staff that it agrees that it should have disclosed separately both basic and fully diluted earnings per share.  As discussed with the Staff during telephone conferences, the restated information will be included in the Form 10-KSB for the year ended December 31, 2007 and will show a loss for this period.  Therefore, no separate disclosure is required, because it would be anti-dilutive.

  Note 1, Interim Financial Information . Page 6

Restatement of Previously Reported Financial Results, page 6

4.           You disclose that you will restate your March 31, 2006 and December 31, 2006 financial statements. Please tell us when you intend to file the restated financial Statements for each of the periods.

The Company advises the Staff, that it will file all of the restated financial statements as part of the Form 10-KSB for the year ended December 31, 2007, as agreed upon in the telephone conference with the Staff on February 7, 2008.

5.           Please revise future filings to include the disclosures required by SFAS 154 for your restated statements of cash flows and properly label those statements as restated.

In all future filings, beginning with the Form 10-KSB for the year ended December 31, 2007, the Company will comply in full with SFAS 154 including but not limited to showing column headings as ‘restated’

6.           We note the restatement you made in response to prior comments 6 and 10 and the disclosures included in this note, However, while we understand that you have now concluded that the modifications to the Apix debt and warrants agreements were substantial and, therefore, resulted in an extinguishment, your accounting for the debt extinguishment and the resulting adjustments to your financial statements remains unclear.

•
Provide us with your calculations of the gain or loss on debt extinguishment resulting from both the February 14, 2006 and January 15, 2007 modifications of your debt agreements with Apix showing us how you initially recorded the new debt instrument at fair value, and how you determined the amount of the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.

The Staff is referred to Exhibit I attached hereto that shows

   - initial recording of the new debt instrument
   - the effective interest rate of the new instrument
    -the loss to be recognized – note that in both cases the life of the new note was so short that the Company chose to expense the loan fees at the extinguishment date rather than amortize the extinguishment over the life (two quarters in both cases) of the note.

•
Clearly show how you treated any fees you paid related to both the old loan and the new loan when calculating the debt extinguishment gain or loss. Please note that for extinguishment gains and losses, the fees paid or received should generally be associated with the extinguishment of the old debt instrument under EITF 96-19.

As shown in Exhibit I, all fees were associated with the old loan.

•	Separately identify any component of the gain or loss related to the changes in the debt conversion ratio and exercise price of the warrants.

The Staff is referred to Exhibit II that discloses the loss related to a change in the exercise price. The conversion is based solely on price and therefore the conversion ratio is not applicable

•	If you did not record a gain or loss on debt extinguishment in accordance with E1TF 96-19, please explain why.

The Company advises the Staff that it recorded a loss on the debt extinguishment at both February 14, 2006 and June 15, 2007 as noted above, because the maturity date of the debt was imminent on May 31, and conversion of all debt occurred at October 3, 2007 following the June 2007 extinguishment.

•	Explain to us what the additional liability of $400,000 presented in the ‘Conversion feature liabilities’ caption of your restated balance sheet as of December 31, 2006 represents.

The amount of $400,000 (now computed as $483,036) represents the amount of the extinguishment loss attributable to the beneficial conversion feature (BCF). The computation is shown in Exhibit I

•	Discuss why your accounting resulted in the acceleration of $1,000,000 in loan fees.

The Company advises the Staff that all fees were included in the extinguishment loss and expensed at the extinguishment date as noted above.

•	Revise your disclosures in future filings, Including the amended 10-QSB, to include similar information, so that your accounting treatment is clear to Investors.

The Company advises the Staff that in its future filings, beginning with the Form 10-KSB for the year ended December 31, 2007, the Company will make the above disclosure in narrative form.

7.           In addition, to the extent that the $400,000 conversion features liabilities relates to your bifurcation of the embedded conversion option of the Apix notes, please explain’ how that would be consistent with your response to prior comment 3 stating that the Apix debt was conventional convertible.

As noted above, the Company reevaluated the February 14, 2006 transaction and determined that the Company gained control of the cash settlement of the shares with respect to the warrants, the fees and the principal that became convertible with the extinguishment.  The issue of liability classification for the conversion feature is no longer applicable under EITF 00-19.

8.           We note your response to prior comment 13 and to the disclosure included on page 12. Please tell us the specific rights that Apix gave up for net cash settlement that resulted in the company no longer accounting for the warrants as liabilities. We were unable to identify such a change in the documents filed as exhibits to the Forms 8-K.

Apix gave up any right to net cash settlement with regard to its warrants and its conversion rights when it agreed to a change in the note language to ‘best efforts’ with respect to registration of the Company’s stock.  Subsequently, the Company determined that the net cash settlement provisions had been in fact abandoned by lender action in February 2006 (See the Company’s response to comment 6 above.)

9.           Notwithstanding the above comment, consistent with the representations in your response to prior comment 2, we note that since the company did not have a sufficient number of authorized and unissued common shares at December 31. 2006 and March 31, 2007 to settle the warrants, the conversion of the debt, the exit fees and the facility fees, pursuant to paragraph 19 of EITF 00-19 you would continue to classify the warrants as liabilities at each of those dates, Likewise, we note that following the effectiveness of the 1-for-I 0 reverse stock-split reflected in your balance sheet of June 30, 2007, that situation no longer existed and as a result, it appears that liability accounting would no longer be required for the warrants and would result in the reversal of the warrant liability, If true, please confirm our understanding and correct the disclosure in the amended Form 10-QSB,

The Company advises the Staff that it has reviewed the computation of authorized shares to determine when shares were authorized in excess of the authorized limit.  The analysis and the proposed adjustments are included as Exhibit III.  The Company will make those adjustments and disclosures in amended filings included as part of the disclosure of form 10-KSB for December 31, 2007.

10.           Please show us how you determined the shares used to compute both basic and fully diluted earnings per share for the three months ended September 30. 2006.  We note that the original Form 10-QSB filed for the three months ended September 30. 2006 reflected basic shares of 101.915 and fully diluted shares of 185.781 while the current presentation reflects the same number of shares for both basic and fully diluted earnings per share.

The Company understands that it should have disclosed separately both basic and fully diluted earnings per share.  The Company advises the Staff that it anticipates that the restated information included in the Form 10-KSB for the year ended December 31, 2007 will show a loss for this period, and therefore no separate disclosure will be required.

11.           Revise the statement in all future filings, including the amended filings, to disclose income (loss) applicable to common shareholders on the face of the income statement.

The Company advises the Staff that it will include in all futures filings income (loss) applicable to common shareholders on the face of the income statement.

Note 1. Interim Financial Information, page 6

Restatement. Page 6

12.           You disclose that you made a conclusion on November 16, 2007’ that the financial statements you previously issued as of and for the three-month period ended June 30, 2007 should no longer he relied upon. Please file the applicable Item 4.02 Form 8-K and the related amendment to your June 30, 2007 Form 10-QSB.

The Company advises the Staff that such Current Report on Form 8-K was filed on March 26, 2008.

13.           Please ensure that your amended June 30, 2007 Form 10-QSB includes all of the disclosures required by paragraph 26 of SFAS 154 including the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented. Explain why you are accounting for the change in the exercise price of the warrants as a beneficial conversion charge,

As agreed with the Staff, the amended June 30, 2007 financial information will appear as a footnote to the December 31, 2007 10KSB and will include all of the information required under SFAS 154.  Additionally please note that the company will recognize a loss on extinguishment, as disclosed in comment six above.

14.           Please show us how you calculated the loss on restructuring of $800,000 and the two beneficial conversion amounts of $3.1 million and $2.3 million.

The company has recomputed the loss on the debt extinguishment as discussed in comment 6 above and in Exhibits I and II

15.           You disclose that you have not yet determined the impact of the adoption of FSP00-19-2 on your financial statements.  As we note that the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, please update all future filings to disclose your conclusion.

The Company advises the Staff that it is aware of the effective date of the FSP 00-19-2.  Nonetheless, at November 18, 2007 the Company had recently concluded the conversion of all of its outstanding warrants and convertible debt in to common stock in conjunction with new ‘financing’. The new financing agreement was not yet completed and the Company did not know whether the characteristics of paragraph 4 a. and b. of FSP 00-19-2  would exist in the final document. There was real uncertainty given the uncertain history of the previous two years of funding which were concluded by including full conversion rights but without registration rights or penalty provisions.  The most recent round of financing was the sale of common stock with warrants which was determined to be an equity classification since it did not have the characteristics described above.

16.           Further, consistent with paragraph 12 of the FSP, please revise future filings to disclose the information required about each of your registration payment arrangements or each group of similar arrangements.

In all future filings beginning with its Form 10-KSB for the year ended December 31, 2007, the Company will make any applicable Staff interpretation 00-19-2 disclosures with regard to any registration payment arrangements.

Note 13 Concentration of Credit Risk, page 12

17.           Please tell us and in future filings disclose how you accounted for the return of $85,000 of products during the second quarter of 2007 from your former Japanese distributor.

In its Form 10KSB for the year ended December 31, 2007, the Company will report the accounting for the return of inventory from its Japanese distributor.  The Company accounted for the returns by charging inventory and crediting accounts receivable when the inventory was received. At quarter end the specific items were subject to the same review for slow moving and obsolete reserve as all other items.

Exhibit 31.1 – Certifications

18.           We note that the language at the beginning of paragraphs 4 and 5 was modified and refers to only one individual and not the certifying officers. In future filings, please revise the certifications to reflect the exact form set forth in Item 601(b)(31) of Regulation S-B.

In all future filings, the Company will comply with all sections of Item 601(b)(31).

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Louis A. Brilleman

Exhibit I

New Debt instrument
	February 14 2006	June 7, 2007
Principal	3,660,000	11,880,000
Conversion rate	0.06	0

Total convertible shares	61,000,000	29,700,000

Principal	3,660,000	11,880,000
Value attributable to warrants	(1,093,036)	(4,421,217)
Relative value attributable to debt	2,566,964	7,458,783

revised conversion rate	0.0421	0.2511
Market price	0.0500	0.5000
maximum intrinsic value of BCF	$483,036	$7,391,217

Principal amount and orignal cash	3,660,000	11,880,000
Less: relative value of warrants	(1,093,036)	(4,421,217)

Amount attributable to BCF	483,036	7,391,217

Amount initially attributable to debt	$2,083,928	$67,567

Effective interest Rate
	February 14 2006	June 7, 2007
Debt Discount	1,576,072	11,812,433
Principal	3,660,000	11,880,000
Effective rate	43%	99%

Loss on extinguishment of debt due to modification
	February 14 2006	June 7, 2007

Loan Payable - pre modification	$3,000,000	$10,635,000
Exit Fee Payable	900,000	1,560,000
Facility Fee Payable	60,000	80,000
Other Fees Payable	75,000	75,000
subtotal	$4,035,000	$12,350,000

Less
Loan Payable - modified	$3,000,000	$10,635,000
APiC - Warrants	1,093,036	4,421,217
APiC - BCF	483,036	7,391,217
Exit Fee Payable	1,560,000	4,160,000
Facility Fee Payable	80,000	500,000
Other Fees Payable	75,000	425,000
subtotal	6,291,072	27,532,433
Loss on extinguishment of debt due to modification	$(2,256,072)	$(15,182,433)

EXHIBIT II

	February 14 2006	June 7, 2007
Fair value of old warrants at modification date	1,459,005	3,052,302
Fair Value of New Additional Warrants	1,546,545	7,033,254
	3,005,550	10,085,556
Less;Fair value of old warrants at original date	(1,447,090)	(3,043,650)
Fair Value of Detachable Warrant	1,558,460	7,041,906

Aggregate Proceeds	3,660,000	11,880,000

Relative value of the warrants attributable to the change in conversion price	$1,093,036	$4,421,217
See Exhibit I for computation of loss on extinguishment

EXHIBIT III
Computation of excess Shares

Shares	Total	Authorized	Excess Shares	FMV	Liability	Changes inLiability

June 30, 2006	308,922,768	300,000,000	8,922,768	0.087	776,281	776,281

September 30, 2006	331,332,130	300,000,000	31,332,130	0.045	1,409,946	633,665

December 31, 2006	357,714,877	300,000,000	57,714,877	0.05	2,885,744	1,475,798

March 31, 2007	381,714,063	300,000,000	81,714,063	0.13	10,622,828	7,737,084

Required journal entries
	DR	CR
June 30, 2006

Other Expense	776,281
Liability excess shares		776,281

September 30, 2006

Other Expense	633,665
Liability excess shares		633,665

December 31, 2006

Other Expense	1,475,798
Liability excess shares		1,475,798

March 31, 2007

Other Expense	7,737,084
Liability excess shares		7,737,084

June 30, 2007
Liability excess shares	10,622,828
APIC		10,622,828